EXHIBIT 4

Schedule A

This Schedule sets forth information with respect to each purchase and sale of Common Shares which were effectuated by Saba Capital since the filing of the Schedule 13D/A on 12/30/24.  All transactions were effectuated in the open market through a broker.

Trade Date	Buy/Sell	Shares	Price
12/30/2024	Buy	21,287	9.29
1/2/2025	Buy	5,889	9.35
1/8/2025	Buy	4,710	9.39
1/13/2025	Buy	13,343	9.25